SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No. 3

Dell Inc.
________________________________________________________
(Name of Issuer)

Common Stock
_______________________________________________________
(Title of Class and Securities)

24702R101
_______________________________________________________

(CUSIP Number of Class of Securities)

O. Mason Hawkins
Chairman of the Board and C.E.O.

Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN  38119
(901) 761-2474
___________________________________________________________

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 14, 2013
___________________________________________
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:  ☐

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS Southeastern Asset Management, Inc. I.D. No. 62-0951781
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: Funds of investment advisory clients
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) 73,656,420 shares
	8	SHARED OR NO VOTING POWER 55,878,000 shares (Shared) 16,980,438 shares (No Vote)
	9	SOLE DISPOSITIVE POWER (Discretionary Accounts) 90,636,858 shares
	10	SHARED DISPOSITIVE POWER 55,878,000 shares (Shared) 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 146,514,858* shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☒ See Item 5(a)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.4%
14		TYPE OF REPORTING PERSON IA

* This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

SCHEDULE 13D

CUSIP No. 24702R101

1		NAME OF REPORTING PERSONS O. Mason Hawkins I.D. No. XXX-XX-XXXX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) 00: None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (Discretionary Accounts) None
	8	SHARED OR NO VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None 0 shares (None)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0%
14		TYPE OF REPORTING PERSON IN

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013, as amended by Amendment No. 1 filed on February 12, 2013 and Amendment No. 2 filed on March 5, 2013 (the “Schedule 13D”), which relates to the common stock, par value $0.001 (the “Securities”) of Dell Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The respective investment advisory clients of Southeastern used approximately $2,266,843,598.00 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern.  In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the sixth paragraph thereof:

On March 14, 2013, Longleaf Partners Fund entered into a confidentiality agreement with the Issuer; it did so in order to give effect to the demand letter it sent to the Board of the Issuer on March 5, 2013 to inspect and make or receive copies of certain records of the Issuer pursuant to Section 220 of the General Corporation Law of the State of Delaware.  A copy of the confidentiality agreement is attached hereto as Schedule VII.

Item 5.	Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 146,514,858 shares of the common stock of the Issuer, constituting approximately 8.4% of the 1,747,220,324 shares outstanding.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.  The calculation of the foregoing percentage is based on the number of shares disclosed as outstanding as of March 6, 2013 by the Issuer in its current report on Form 10-K, and filed with the Securities and Exchange Commission on March 12, 2013.

	Common Shares Held		% of outstanding Common Shares
Voting Authority

Sole:	73,656,420		4.2%
Shared:	55,878,000	*	3.2%
None:	16,980,438		1.0%

Total	146,514,858	**	8.4%

*Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

Dispositive Authority

Sole:	90,636,858		5.2%
Shared:	55,878,000	*	3.2%
None:	0		0.0%

Total	146,514,858	**	8.4%

*Consists of shares owned by Longleaf Partners Fund.  This amount includes 25,000,000 in Securities underlying shares in options, but excludes 6,476,800 European style options that are only exercisable on the expiration date of the options and will not be exercisable within the next 60 days.

 **Does not include 705,000 shares held by one non-discretionary account over which the filing parties have neither voting nor dispositive authority. Beneficial ownership is expressly disclaimed with respect to these shares.

(b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts.  Shares held by any Series of Longleaf Partners Funds Trust are reported in the “shared” category.

(c) Purchase or sale transactions in the Securities during the past 60 days are disclosed on Schedule II.

(d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts.  Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.

Item 7.	Material to be Filed as an Exhibit

Item 7 is hereby amended and supplemented by adding the following immediately after the sixth paragraph thereof:

Schedule VII.  Agreement Regarding Confidentiality of Stock List Information, dated March 14, 2013.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of March 15, 2013.

Southeastern Asset Management, Inc.

By:	/s/ O. Mason Hawkins
Name: O. Mason Hawkins
Title: Chairman of the Board and Chief Executive Officer

O. Mason Hawkins, Individually

/s/ O. Mason Hawkins

Schedule II of the Schedule 13D is hereby restated in its entirety as follows:

SCHEDULE II
Transactions in the Last Sixty Days

Transaction Type	Date	# of Shares	Price Per Share*

Sale	2/6/2013	86,000	$ 13.46
Sale	2/6/2013	112,000	$ 13.46
Sale	2/6/2013	59,000	$ 13.46
Sale	2/6/2013	26,000	$ 13.46
Sale	2/6/2013	43,000	$ 13.46
Sale	2/6/2013	46,667	$ 13.46
Sale	2/6/2013	9,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	10,000	$ 13.46
Sale	2/6/2013	28,000	$ 13.46
Sale	2/6/2013	12,000	$ 13.46
Sale	2/6/2013	5,000	$ 13.46
Sale	2/6/2013	15,000	$ 13.46
Sale	2/6/2013	6,000	$ 13.46
Sale	2/6/2013	4,000	$ 13.46
Sale	2/7/2013	74,333	$ 13.46
Sale	2/7/2013	144,000	$ 13.46
Sale	2/7/2013	4,000	$ 13.46
Sale	2/7/2013	19,055	$ 13.46
Sale	2/7/2013	34,445	$ 13.46
Sale	2/7/2013	6,500	$ 13.46
Sale	2/7/2013	20,000	$ 13.46
Sale	2/7/2013	21,000	$ 13.46
Sale	2/7/2013	49,334	$ 13.46
Sale	2/7/2013	7,000	$ 13.46
Sale	2/7/2013	14,000	$ 13.46
Sale	2/7/2013	17,000	$ 13.46
Sale	2/7/2013	28,000	$ 13.46
Sale	2/7/2013	3,000	$ 13.46
Sale	2/7/2013	30,000	$ 13.46
Sale	2/8/2013	54,666	$ 13.49
Sale	2/8/2013	25,000	$ 13.49
Sale	2/8/2013	15,000	$ 13.49
Sale	2/8/2013	6,000	$ 13.49
Sale	2/8/2013	136,000	$ 13.49
Sale	2/8/2013	136,000	$ 13.49
Sale	2/8/2013	9,000	$ 13.49
Sale	2/8/2013	38,000	$ 13.49
Sale	2/8/2013	1,000	$ 13.50
Sale	2/8/2013	1,000	$ 13.50
Sale	2/8/2013	50,000	$ 13.49
Sale	3/4/2013	192,200	$ 13.97

Sales by Southeastern at the direction of a client in the ordinary course of business on NASDAQ or through Electronic Communication Networks (ECNs).

* Net of commissions

Schedule VII

AGREEMENT REGARDING CONFIDENTIALITY
OF STOCK LIST INFORMATION

WHEREAS, Longleaf Partners Funds (the “Stockholder”) has represented that it is the beneficial owner of 30,878,000 shares, of common stock, par value $0.01 per share of Dell Inc., a Delaware corporation (the “Company”);

WHEREAS, the Stockholder made a demand to inspect and make copies or extracts from the Company’s list of stockholders and certain other related information pursuant to Section 220 of the General Corporation Law of the State of Delaware by letter dated March 5, 2013 (the “Demand”); and

WHEREAS, the Company has agreed to make certain stock list materials available for inspection by the Stockholder in response to the Demand (collectively, the “Stocklist Material”), subject to the confidentiality provisions contained in this agreement (this “Agreement”),

NOW THEREFORE, on this 14th day of March, 2013, the parties do hereby agree as follows:

1.           Permitted Disclosure.  The Stockholder agrees that it and its representatives and advisors will treat all Stocklist Material as confidential, and will not disclose, publish or communicate such documents or the contents thereof to anyone, either directly or indirectly, except as otherwise provided in this Agreement.  The Stockholder may provide the Stocklist Material to a representative or advisor who has a need to know such information for the purpose set forth in the next paragraph of this Agreement and who is informed of the confidential nature of such Stocklist Material and agrees to keep such Stocklist Material confidential as if such person was a party to this Agreement.  For purposes of this Agreement, “representative” shall mean the Stockholder’s affiliates, associates, trustees, managers and employees and “advisor” shall mean the Stockholder’s accounting, financial, legal or investment advisors (including proxy solicitors).  In any event, the Stockholder shall be responsible for any breach of this Agreement by any of its representatives or advisors and the Stockholder agrees, at its sole expense, to take all reasonable measures (including, but not limited to, court proceedings) to restrain such representatives and advisors from prohibited or unauthorized disclosure or use of the Stocklist Material.

2.           Purpose. The Stockholder agrees that it and its representatives and advisors will use the Stocklist Material only for the Stockholder’s stated purpose of “communicat[ing] with its fellow Company stockholders on matters reasonably relating to the Stockholder’s interests as a stockholder of the Company, including matters in relation to the proposed acquisition of the Company by Denali Holding Inc.”  Without limiting the restrictions governing the Stocklist Material in the foregoing sentence, the Stockholder expressly agrees that it will not use the Stocklist Material for any business or commercial purpose.

3.           Legal Compliance.  In the event that the Stockholder or any of its representatives or advisors are required (whether by law, regulation, order, subpoenas, civil investigative, discovery demands or similar legal processes, or otherwise) to disclose any Stocklist Material, the Stockholder shall provide the Company with prompt written notice of each such request so that the Company may seek an appropriate protective order, confidential treatment, or other appropriate remedy, and/or waive the Stockholder’s compliance with the provisions of this Agreement, and the Stockholder will cooperate with the Company with respect to the foregoing.

If, failing the entry of a protective order, the Stockholder is, in the opinion of its legal advisors, compelled to disclose such Stocklist Material, the Stockholder may only disclose that portion of the Stocklist Material the Stockholder is compelled to disclose and will exercise its reasonable best efforts, at the Company’s expense, to obtain assurance that confidential treatment will be accorded to that portion of the Stocklist Material that is being disclosed.  In any event, the Stockholder will not oppose action by the Company to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Stocklist Material.

4.           Limitations.  The restrictions and obligations set forth in paragraphs 1, 2 and 3 above shall not apply to information that: (a) is or becomes generally available to the public other than as a result of disclosure by the Stockholder, its representatives or advisers; (b) was available to the Stockholder, its representatives or advisers on a non-confidential basis prior to its disclosure by the Company; or (c) becomes available to the Stockholder, its representatives or advisers on a non-confidential basis from another person, provided such person is not known by the Stockholder, after inquiry, to be bound by a confidentiality agreement with the Company or otherwise prohibited from transmitting the information to the Stockholder, its representatives or advisers.  As used in this paragraph, the term “person” shall be broadly interpreted to include, without limitation, any company, partnership, limited liability company, trust, other entity or individual.

5.           Enforcement.  The Company shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of the provisions of this Agreement, in addition to all other remedies available at law or in equity.

6.           Governing Law: Venue and Jurisdiction.  This Agreement shall be governed by the laws of the State of Delaware without regard to principles of conflict of laws thereof. The parties agree that the Court of Chancery of the State of Delaware (the “Court”) shall have exclusive jurisdiction over disputes arising hereunder, and the parties hereby submit to the jurisdiction of the Court to hear such disputes.

7.           Captions.  Captions and section headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

8.           Amendments.  This Agreement may be amended, changed, modified, altered or terminated only by written instruments signed by the parties hereto.

9.           Severability.  In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof.

2

10.         Authority.  The undersigned represent and warrant that they are duly authorized to enter into this Agreement.

IN WITNESS WHEREOF, the undersigned agreeing to be bound, set their hand and seals the day above written.

AGREED TO AND ACCEPTED BY:

Dell Inc.

By:	/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Vice President - Corporate, Securities & Finance Counsel and Assistant Secretary

Longleaf Partners Fund

By:	/s/ O. Mason Hawkins
Name:	O. Mason Hawkins
Title:	Trustee and Co-Portfolio Manager

3